Publication: South China Morning Post **Date:** 25 May 2004
Page: Classified 4 **Where Published:** Hong Kong

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

ANNOUNCEMENT

The Board is pleased to announce the appointment of Mr. Graham Leigh Pickles as an independent non-executive director, and the re-appointments of Mr. Robert Charles Nicholson as an executive director; and each of His Excellency Albert F. del Rosario and Mr. Benny S. Santoso as a non-executive director of the Company at the Company's Annual General Meeting held on 24th May, 2004.

Appointment of Mr. Graham Leigh Pickles as an independent non-executive director

The Board of Directors (the "Board") of First Pacific Company Limited (the "Company") is pleased to announce the appointment of Mr. Graham Leigh Pickles as an independent non-executive director of the Company at the Company's Annual General Meeting held on 24th May, 2004 (the "2004 AGM").

Mr. Pickles' professional qualifications and experience are set out in detail in the Company's AGM circular dated 29th March, 2004.

Mr. Pickles does not have any relationships with any Director, member of senior management or substantial shareholder or controlling shareholder of the Company. Currently, he does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the Company has not entered, and does not propose to enter, into any service contract with Mr. Pickles (excluding contracts expiring or determinable by the Company within one year without compensation (other than statutory compensation)). No term has been fixed or proposed for his length of service with the Company. Mr. Pickles is entitled to a payment of US$5,000 for each meeting of the Board or audit committee or any committee of the Board which he attends plus an overseas attendance allowance to be determined from time to time by the Board.

Re-appointments of Mr. Robert Charles Nicholson, His Excellency Albert F. del Rosario and Mr. Benny S. Santoso

The Board is also pleased to announce that at the 2004 AGM, Mr. Robert Charles Nicholson was re-appointed as an executive director of the Company, and each of His Excellency Albert F. del Rosario and Mr. Benny S. Santoso was re-appointed as a non-executive director of the Company.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 24th May, 2004

As at the date of this announcement and after closing of the 2004 AGM, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen, *GBS, JP, CBE**
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
David W.C. Tang, *OBE**
Graham L. Pickles*

* *Independent Non-executive Directors*

(FPC Exemption No. 82-888)
Publication: South China Morning Post **Date:** 25 May 2004
Page: Classified 4 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(stock code: 0142)

ANNUAL GENERAL MEETING HELD ON 24TH MAY, 2004
POLL RESULTS

First Pacific Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 24th May, 2004 ("AGM") as follows:

	Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2003.	2,055,343,246 (99.9473%)	1,084,000 (0.0527%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To re-appoint Ernst & Young as Auditors of the Company and to authorise the Board of Directors to fix their remuneration.	2,047,682,645 (99.8835%)	2,388,601 (0.1165%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(i).	To appoint Mr. Robert Charles Nicholson as an executive director of the Company.	2,043,665,237 (99.6875%)	6,406,009 (0.3125%)
	As not less than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		
3(ii).	To appoint His Excellency Albert F. del Rosario as a non-executive director of the Company.	2,044,937,246 (99.7496%)	5,134,000 (0.2504%)
	As not less than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		
3(iii).	To appoint Mr. Benny S. Santoso as a non-executive director of the Company.	2,043,663,246 (99.6874%)	6,408,000 (0.3126%)
	As not less than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		
4.	To appoint Mr. Graham Leigh Pickles as an independent non-executive director of the Company.	2,044,736,731 (99.7404%)	5,322,450 (0.2596%)
	As not less than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		
5.	To fix the directors' remuneration pursuant to the Company's Bye-laws.	2,037,750,134 (99.3251%)	13,846,450 (0.6749%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To authorise the board of directors of the Company to appoint additional directors to fill vacancies on board.	1,956,342,575 (99.7322%)	5,254,009 (0.2678%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	To give a general mandate to the directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.	1,597,186,630 (77.8201%)	455,222,765 (22.1799%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
8.	To give a general mandate to the directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.	2,055,153,246 (99.9993%)	14,000 (0.0007%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
9.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (8) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (7) above.	1,923,550,256 (93.7216%)	128,859,139 (6.2784%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
10.	To amend the Bye-laws of the Company in the manner as set out in Resolution (10) in the Notice of the AGM.	1,993,865,350 (99.9998%)	4,000 (0.0002%)
	As not less than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		
11.	To approve the termination of the share option scheme adopted on 24th May, 1999.	2,051,224,175 (99.7475%)	5,193,026 (0.2525%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
12.	To adopt a new share option scheme of the Company the form of which was produced at the AGM.	1,709,441,201 (84.6995%)	308,800,000 (15.3005%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 24th May, 2004

Notes:

1. The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 3,185,993,003 shares.
2. No shareholders were required to abstain from voting on any of the resolutions at the AGM.
3. Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Share Registrar, acted as scrutineer for the vote-taking at the AGM.

As at the date of this announcement and after closing of the AGM, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen, *GBS, JP, CBE**
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
David W.C. Tang, *OBE**
Graham L. Pickles*